

April 29, 2011

Harold E. Antonson
Chief Financial Officer
US 1 Industries, Inc.
336 West US 30, Suite 201
Valparaiso, IN 46385

>   **Re: US 1 Industries, Inc.**
>   **Amendment No. 1 to Schedule 13E-3 filed by US 1 Industries Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson, and Michael E. Kibler**
>   **File No. 005-32549**
>   **Filed April 18, 2011**
>
>   **Amended Preliminary Proxy Statement on Schedule 14A**
>   **File No. 001-08129**
>   **Filed April 18, 2011**

Dear Mr. Antonson:

   We have received your response to our prior comment letter dated April 1, 2011 and have the following additional comments. Please note that the page numbers below reference the marked copy of the filings provided by counsel.

Schedule 13E-3

1. Please file each exhibit separately rather than attaching them at the end of the Schedule. In addition, please revise the exhibit index to further describe the exhibits. For example, include the dates they were provided to the parties or to the financial advisor.

Schedule 14A

General

2. Please file the next amendment with the correct EDGAR tag of "PRER14A."

The Special Committee, page 5

3. Please tell us whether Messrs. Scissors and Williams receive or have received consulting fees from the issuer.   If applicable, please disclose any consulting relationships.

Fairness of the Merger, page 6

4. We note your response to our prior comment seven and your updated disclosure. Please revise to define "Shareholders" upon first use, as we are still unclear as to the scope of that term. Please also clarify the third bullet point of this section to state, if true, that the fairness opinion did not address whether the transaction was fair, from a financial point of view, to the unaffiliated shareholders.

Position of the Acquiror Filing Persons as to the Fairness, page 6

5. We note your response to our prior comment six and your revised disclosure. Please revise to clarify that unaffiliated shareholders are those who are unaffiliated with the issuer, rather than those who are unaffiliated with the Rollover Shareholders.

Special Factors, page 13

Background, page 13

6. We note your response to our prior comment 12 and reissue in part. Please revise to summarize all non-public financial and other information that Cambridge Partners reviewed in connection with its analysis of the company, including AIFE, and file these materials as exhibits or provide them supplementally to us. We note, specifically, the following: the "financial information regarding AIFE" referenced on page 13, the AIFE financial statements, the "needed information" regarding AIFE provided by Mr. Antonson referenced on page 14, the third party opinions, the actuarial report, the A.M. Best reports, the preliminary liquidation analysis of the company, and all information provided by Cambridge Partners regarding its analysis of the company, referenced at the top of page 15. In addition, on page B-1 of the Cambridge Partners opinion, there is reference to the Patriot Logistics opinion agreement, a liquidation analysis, a valuation report of ARL, a DCF Model for ARL, a valuation report of Carolina National, and a valuation report of U.S. 1 Logistics.

7. We note your response to our prior comment 14. Please provide data to support your statement that the "market for the Company's Common Stock" over the last 15 years "has been less than the book value." We also note that although the trucking industry faced a decline due to the recent economic downturn, it appears that there have been some increases in trucking orders for 2011 which may affect the trucking industry overall. We also note your disclosure on page 14 that trade activity for your stock has been "on the upswing" since the end of 2008. Please advise as to whether the company considered these trends in its determination that it is unlikely the market for the company's stock will be robust.

8. We note your response to our prior comment 15 and your updated disclosure. Please revise to provide the basis for Mr. Kibler and Mr. Antonson's belief that the price of the common stock was "artificially high" due to their "below market compensation" and

"uncompensated financial support" and therefore was not "sustainable." Please reconcile with the statement that the market for your stock has been less than the book value, as you state elsewhere.

9. Refer to the first paragraph on page 14. Please explain what you mean when you say that the communications regarding the capitalization of AIFE were conducted "on an informal basis" and advise as to why details, dates, and the parties to these discussions do not need to be disclosed.

10. Please disclose the "range of possible fair values" that Cambridge Partners gave at the December 7, 2010 conference call.

11. We note your response to our prior comment 18. Refer to the first full paragraph on page 14. Please disclose the results of the AIFE analysis. Please also define "IBNR reserves" and disclose who determined that these reserves appeared "reasonable" and that the AIFE balance sheet was "adequately capitalized." Please also disclose how the A.M. Best reports were used in conducting a valuation analysis and why these reports were considered relevant even though they were dated July, 2009.

12. Please quantify the book value, liquidation value and prior transaction prices referred to on page 14.

13. In addition, please disclose the internal transactions that generally "approximated" average quoted market prices as of the date of the fairness opinion.

14. Please revise to identify the parcel of real estate referred to on page 15.

Purposes and Structure of the Merger, page 17

The Company, page 17

15. We note your response to our prior comment 14. We also note that according to disclosure on page 13 one of the primary purposes of conducting the going-transaction private transaction is to increase liquidity for the shareholders, including the Rollover Shareholders. Please revise to disclose why the Acquiror Filing Persons did not consider any alternative to the going-private transaction that would serve this purpose. For example, please address whether any attempts were made to shop the company to a third-party or whether ways to achieve liquidity and also allow the shareholders to maintain ownership of the shares were contemplated, such as, for example, a reverse stock split or to increase analyst notice by growing through mergers.

16. We note your response to our prior comment 22 and your revised disclosure. Please also state the reason for rejecting the reverse stock split alternative.

Acquiror Filing Persons, page 17

17. We note that the Rollover Shareholders received an offer to purchase their shares for $1.39 per share. Please disclose why the Rollover Shareholders rejected this offer.

Fairness Opinion of Cambridge Partners, page 19

18. We note your response to our prior comment 27 and reissue. Your revised disclosure does not sufficiently address each element highlighted in our prior comment. For each valuation approach, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. Please include comparable information for the issuer if the financial advisor considered this information. Provide this additional information in tabular format. In addition, please revise to discuss any multiples or discount rates that were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the determination that the consideration is fair to unaffiliated shareholders. Provide similar disclosure for the valuation of the company's interest in AIFE, including all data used, the conclusions reached regarding the valuation of the company's interest, and how this interest was factored into the determination that $1.43 was a fair price.

19. As a follow up to the above comment, please revise the update disclosure on page 24 to disclose the "average market price to EBITDA," the "discount (premium) factors specific to the Company," the "[i]ndications of value for both the trailing 12 months and the five-year weighted average," the "value indication using the market approach transaction method," the specific reasons you determined that a 10% adjustment was appropriate, as opposed to other percentages, and the amount of the "net downward adjustment" and the "Company specific factors." Please also disclose the results from the application of both methods and the reason that "specific discounts of 10%" were applied to the market transaction indicated value of AIFE.

20. We note your response to our prior comment 28 and reissue. Please name and describe each of the comparable companies or transactions considered by the financial advisor and describe why any company or transaction was excluded from the relevant analysis.

21. It appears that the new material added to the second full paragraph on page 22 appears out of place. Please relocate it or advise.

22. In the next amendment, please include a table with the revenue and net income projections discussed in the last paragraph on page 24.

23. We note your response to our prior comment 26. Please revise to describe the compensation arrangement and quantify the compensation received or to be received by the financial advisor. Refer to Item 1015(b)(4) of Regulation M-A.

Financing of the Merger, page 23

24. Please revise to update the status of the request to increase the Line of Credit.

Material U.S. Federal Income Tax Consequences, page 30

25. We note your response to our prior comment 32. Please revise to describe the tax effect on each filing person. In this regard, it appears that the transaction is tax-free to Messrs. Kibler and Antonson.

Securities Ownership, page 58

26. We note your response to our prior comment 33. Please revise the beneficial ownership totals for each of Messrs. Antonson and Kibler to reflect the amounts owned by August Investments Partnership. If the shares are already reflected in the totals, then revise the table to indicate that footnote (8) applies to each of them.

Where You Can Find More Information, page 59

27. We note your response to our prior comment 34. With each amendment, please file the annual report that will accompany the proxy statement. Please also revise the Annex list in the Table of Contents to include the annual report.

Please contact Chanda DeLong at (202) 551-3490, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411, or me at (202) 551-3755 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via *facsimile 404-962-6743*
        W. Brinkley Dickerson, Jr.